UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of March, 2007

Commission File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 56 – 16th floor
Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

CONTAX PARTICIPAÇÕES S/A
Company Taxpayer’s ID (CNPJ): 04.032.433/0001 -80
Company Registry ID (NIRE): 33300275410
Publicly-held Company

     EXTRACT OF THE MINUTES
OF THE BOARD OF DIRECTORS MEETING
HELD ON MARCH 08, 2007 AT 10:30 AM

As the Secretary of the Board of Directors Meeting, held on this date, I hereby CERTIFY that items (6) Independent Auditor for 2007 (SEC); (7) Long-term Incentive Program; (8) Resignation of the Board Member, Carlos Medeiros Silva Neto of the Minutes of the Board of Directors Meeting of Contax Participações S/A (“Company”), have the following wording:

“Item 6: after the issue had been dealt with by the Company’s Management, the renewal of the contracts with BDO Trevisan Auditores Independentes for the drawing up of the Company’s ITRs (Quarterly Information) and DFPs (Standardized Financial Statements) for filing with the CVM and with PricewaterhouseCoopers Auditores Independentes for the drawing up of the financial statements in US GAAP for filing with the SEC (United States Securities and Exchange Commission), and as the auditors of its subsidiary TNL Contax S/A were approved. The issue was the object of a Technical Note previously forwarded to the Board Members. The Executive Board was authorized to conclude the negotiations and execute the aforementioned contract renewals;

Item 7: Mr. Leonardo Salgado from the consulting firm Hay Group Brasil presented a Long-term Incentive Program for executives tied to the performance of the Company’s shares (“Stock Option Plan” or “Plan”), with the object of attracting executives to the Company or its subsidiary, as well as retaining same and ensuring greater alignment between the interests of said executives and those of the shareholders and the sharing of capital market risks. After discussing the main premises of the Stock Option Plan, the Board of Directors approved its submission to the Company’s Annual Shareholders Meeting. The Board Member Isabel S. Ramos Kemmelmeier registered approval, but asked Management to analyze the possibility of subsequently including preferred shares in the Plan. It was made clear that said Plan had no connection whatsoever with any prior or future variable remuneration plans, including in terms of premises and scope. The Company’s Stock Option Plan is filed at the Company’s headquarters. The issue was the object of a Technical Note, which is filed with the Board’s Secretary;

Item 8, the Board Members registered the resignation request dated March 1, 2007 from the Board Member, Carlos Medeiros Silva, his alternate, MARCELO CUNHA RIBEIRO, automatically assuming the position of Member, in order to complete his term, in accordance with article 15 of the Company’s By-laws, said post of alternate remaining vacant until future deliberation.”

With the attendance of the undersigned Members of the Board of Directors, constituting a majority: Ronaldo Iabrudi dos Santos Pereira (Chairman); Celso Fernandez Quintella (alternate); Marcelo Cunha Ribeiro; José Luis Prola Salinas; Isabel S. Ramos Kemmelmeier; and Sergio Mamede Rosa do Nascimento.

Rio de Janeiro, March 8, 2007.

Luciene Sherique
Secretary

BOARD OF DIRECTORS MEETING OF CONTAX PARTICIPAÇÕES S.A.
March 08, 2007

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 9, 2007

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.